MERRILL LYNCH INVESTMENT PARTNERS INC.


[ARTWORK APPEARS HERE]


ML Principal
Protection L.P.



Monthly Statement September 1998
--------------------------------

[LOGO OF MERRILL LYNCH] Merrill Lynch

                         ML Principal Protection L.P.


Dear Limited Partner,

The Net Asset Value ("NAV") of ML Principal Protection L.P. (the "Fund") increased during September. Please see the accompanying summary financial information for the NAV of your series of Units.

                           Quarterly Market Summary

During the third quarter of 1998, the Fund's NAV increased through highly profitable trading in the interest rate, currency, stock index and energy markets, which offset losses in the metals and agriculture markets.

Fund performance in July was essentially flat. In August and continuing into September, financial markets in general were characterized by a flight to quality that resulted from uncertainty over Russia's solvency, continued weakness in Asia, and concerns that recessionary conditions would spread to the United States and Europe. These factors, combined with generally less liquid market conditions, led to a marked widening in bond credit spreads and a broad sell-off in world-wide equity markets. Managed futures funds exhibited strong non-correlation to world markets in August and again in September, generating significant profits on the long side of interest rates and the short side of the commodity markets.

Interest rate trading was particularly profitable during the quarter in positions in Eurodollars, German and Japanese bonds, and U.S. Treasury notes and bonds. The growth rate of the world bond market declined to its lowest level since 1987 at 7.7%, down 4.0% from the last peak in 1993. Global investors poured funds into such instruments as U.S. Treasury issues and German Bunds, staging a major flight to quality. As a result, there was a significant widening of credit spreads on a global basis. Global fund managers also increased their already-overweight exposure to U.S. Treasuries to a record high. The impact of these events was that in September, the yield on the Japanese 5-year bond fell to .67%, an all-time low, German 10-year Bunds fell to 3.89%, representing almost a 100-year low, and the 30-year bond in the U.S. dropped to its lowest level on record.

The Fund profited from its currency trading during the quarter with significant gains from short Japanese yen and Canadian dollar positions, as well as long Deutsche mark positions. In the currency markets, Japan's problems spread to other sectors of the global economy, causing commodities prices to decline as demand from the Asian economies weakened, in turn putting pressure on Canada's commodity-sensitive currency. In Germany, the federal election resulted in a shift to the left, as Chancellor Helmut Kohl, after sixteen years in office, lost to Gerhard Schroder. Surprisingly, this promoted a continued strengthening of the Deutsche mark versus the U.S. dollar.

As U.S. equity markets declined in July and August, the Fund profited from short positions in the S&P 500/(R)/, most notably during August, when the index dropped 14.5%. Volatility in September made for a difficult trading environment, and the Fund incurred modest losses in the stock index sector during September, but remained profitable for the quarter overall in these markets.

Energy trading also resulted in gains for the quarter. Short heating oil positions proved profitable for the Fund as the market for heating oil prices dropped to its lowest level in more than a decade (the previous low was in 1986). Unleaded gas positions also generated strong profits for the Fund.

In the metals markets, gold prices attempted to move higher against a backdrop of volatility in major equity markets, increasing concerns about emerging markets, economic chaos in Russia, weakness in the U.S. dollar, and increasing worries about global economic conditions. However, gold was unable to extend rallies and build any significant upside momentum resulting in a trendless environment and resulting losses in gold positions for the Fund.

The agricultural sector generated losses overall for the quarter. Although as commodity markets collapsed in August, profits were generated on the short side, in September, the Fund was caught on the long side of the soybean complex resulting in losses as the U.S. soybean crop increased relative to the USDA's production estimate as a result of timely rains, which contributed to lower prices.

                      -----------------------------------

Effective October 1, 1998, Millburn Ridgefield Corporation ("Milburn") is managing the 7.6% of the Fund's assets allocated to trading as if they were managing 20% more equity than that allocation. This is a reduction in the account's leverage, because since May 1, 1998, Millburn has been managing the Fund's assets allocated to it as if Millburn were managing 50% more equity than the allocation.

Effective October 1, 1998, Sunrise Capital Management began trading its Expanded Diversified program on behalf of the Fund with an allocation of 7.2% of the Fund's traded assets. Sunrise currently manages a total of approximately $235.6 million in this technical, trend-following program and a total of $505.4 million overall. For the period from January 1993 to September 1998, the Program's worst monthly rate of return was down 11.8% and the best monthly return was 19.1%. The Program's annualized standard deviation of return was 20.6%. The Program's worst peak to valley drawdown was 29.8% from August 1993 to April 1994.

As scheduled, on October 1, 1998, the Fund paid the annual fixed-rate distribution to all Series A and E Unitholders in the amount of U.S.$3.50. No discretionary distribution was paid. The October 1, 1998 NAVs of Series A and E Units were reduced by the amount of the distribution.

Effective September 30, 1998, the Fund's investment with each of Northfield Trading L.P., Telesis Management, Inc. and Trendstat Capital Management, Inc. was terminated.

Effective October 1, 1998, the General Partner reduced the Brokerage Commission payable by the Fund from 8.75% to 7.5% per annum of the Fund's month-end assets committed to trading. At the same time, the .25% per annum Administrative Fee will begin to be charged on the basis of the Fund's total assets; not just the assets allocated to trading. Taken together, the fee changes should result in a significant reduction in fees charged to the Fund. This reduction is indicative of the General Partner's continuing efforts to lower fee levels on its funds. The General Partner has agreed to waive the Administrative Fee to the extent necessary to ensure that the Fund will in no event pay more under the revised, than it would have under the existing, fee structure.

As of October 1, 1998, the Fund's assets were allocated as follows:

Trading Advisor                                                     % Allocation
---------------                                                     ------------
Millennium Global Investments Ltd.                                      7.48
Bridgewater Associates, Inc.                                            7.40
Dominion Capital Management, Inc.                                       7.40
Quantitative Financial Strategies, Inc.                                 7.33
Millburn Ridgefield Corporation                                         5.80*
Graham Capital Management, L.P.                                         5.57**
Grinham Managed Futures Pty Ltd.                                        5.57
Sunrise Capital Partners, L.L.C.                                        5.49
John W. Henry & Company, Inc.                                           5.42
ARA Portfolio Management Company, L.L.C.                                5.27
Hill Financial Group, Ltd.                                              4.27
Range Wise, Inc.                                                        3.82
Allied Irish Capital Management Ltd.                                    3.13***
Fundamental Futures, Inc.                                               2.37
Cash                                                                   23.68****
                                                                      ------
                                                                      100.00

* This advisor is currently managing the Fund's assets allocated to it as if the advisor were managing 20% more equity than the capital allocation indicated above.

** This advisor is currently managing the Fund's assets allocated to it as if the advisor were managing 50% more equity than the capital allocation indicated above.

*** This advisor is currently managing the Fund's assets allocated to it as if the advisor were managing 100% more equity than the capital allocation indicated above.

****Reflects blended allocations of the different series.

                               1998 Year-to-Date
                         Gross Total Trading Results*
                             Through September 30

Agriculture                                                         $   (35,532)
Currencies                                                            1,660,839
Energy                                                               (1,085,978)
Financial Instruments                                                 7,316,634
Metals                                                               (1,482,916)
Stock Indices                                                           514,030
                                                                    -----------
Total                                                               $ 6,887,077

                   *Before deduction of any fees and charges

The Fund's potential for non-correlation with general equity and debt markets was exhibited strongly during the third quarter as markets worldwide were turned upside down because of events in August and the volatility that
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continued into September. It is the Fund's ability to trade both the long or the short side of a variety of markets that makes it a valuable element of diversification in an investor's overall portfolio for times such as these. We are extremely pleased with the Fund's performance during the quarter, and appreciate your continued investment with us.

                                  Sincerely,
                                  John R. Frawley, Jr.
                                  President & Chief Executive Officer
                                  Merrill Lynch Investment Partners Inc.
                                  (General Partner)

FOR THE EXCLUSIVE USE OF INVESTORS IN ML PRINCIPAL PROTECTION L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

                         ML Principal Protection L.P.
                              September 30, 1998
                             Statement of Changes
                              in Net Asset Value
                                  (unaudited)

Net Asset Value (868,684.17 Units) at August 31, 1998               $92,765,200
Net Income/(Loss) for September 1998                                  3,292,479
Redemptions of 24,537.62 Units                                       (2,681,000)
                                                                    -----------

Net Asset Value (844,146.55 Units) at September 30, 1998            $93,376,679
                                                                    ===========

Net Asset Value at September 30, 1998:
          Series A Units                                            $    119.77*
                                                                    ===========
          Series B Units                                            $    114.42*
                                                                    ===========
          Series C Units                                            $    109.09*
                                                                    ===========
          Series D Units                                            $    111.99*
                                                                    ===========
          Series E Units                                            $    115.06*
                                                                    ===========
          Series F Units                                            $    109.27*
                                                                    ===========
          Series G Units                                            $    108.01*
                                                                    ===========
          Series H Units                                            $    108.26*
                                                                    ===========
          Series K Units                                            $    110.80
                                                                    ===========
          Series L Units                                            $    107.93
                                                                    ===========
          Series M Units                                            $    109.45
                                                                    ===========
          Series N Units                                            $    105.50
                                                                    ===========
          Series O Units                                            $    105.86
                                                                    ===========
          Series P Units                                            $    107.96
                                                                    ===========

* The Net Asset Value per Unit does not include the annual distributions paid to Unitholders.

================================================================================
                          Statement of Income/(Loss)
                                  (unaudited)

                                                                      September
                                                                      ---------
Revenues:
  Realized Profit/(Loss)                                             $3,105,749
  Change in Unrealized Profit/(Loss)                                    787,740
                                                                     ----------
Total Trading Results                                                 3,893,489
  Interest Income                                                       424,778
                                                                     ----------
Total Revenues                                                        4,318,267

Expenses:
  Brokerage Commissions                                                 547,792
  Administrative Fees                                                    15,651
  Allocation of New Profit Share                                        426,391
                                                                     ----------
Total Expenses                                                          989,834
                                                                     ----------
Net Income/(Loss) Before Minority Interest                            3,328,433
                                                                     ----------
  Minority Interest                                                     (35,954)
                                                                     ----------
Net Income/(Loss)                                                    $3,292,479
                                                                     ==========

================================================================================

To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.



                              /s/ Jo Ann Di Dario

                              Jo Ann Di Dario
                              Chief Financial Officer
                              Merrill Lynch Investment Partners Inc.


Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106
1-800-765-0995